Mail Stop 6010


	June 1, 2005


Michael D. Dale
President and Chief Executive Officer
ATS Medical, Inc.
3905 Annapolis Lane, Suite 105
Minneapolis, Minnesota 55447

Re:	ATS Medical, Inc.
	Amendment No. 1 to Registration Statement on Form S-3
      Filed May 9, 2006
	File No. 333-129521

Dear Mr. Dale:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment 1. Please note that all outstanding comments, including those in our May 12, 2006 letter must be resolved before we may accelerate the effective date of your registration statement.

2. It is unclear how your response to prior comment 2 addresses the concern that the title of the securities for which your offering is facilitating a public market alerts investors to your ability to redeem the securities. For example, how would your revision to the prospectus alert secondary market purchasers in a manner comparable to a more complete title to the securities? Therefore, we reissue prior comment 2.

Fee Table

3. We note your response to the fourth bullet point of our prior comment 4. Based on your response to that comment, and the terms and provisions of the indenture and the notes, it appears that there are no intervening preconditions to the implementation of the automatic conversion and the decision to acquire the shares in the automatic conversion is made when the notes are purchased. If so, the offering of the shares that could be issued in the event that the automatic conversion is implemented commences with the offering of the notes and you should revise your registration statement to include the offer of all shares underlying the notes as part of your offer of the notes themselves.

Risk Factors, page 8

4. We note your disclosure in response to prior comment 22.
Please
add a separate risk factor to highlight the risk to investors created by the uncertain tax effects of the securities.

Your warrants may be subject to resale limitations imposed by the securities laws of some states, page 17

5. As requested by our prior comment 26, please identify the states in which sales of the warrants will not be permitted.

If we do not receive shareholder approval, page 18

6. We note your response to comment 12; however, it is inappropriate to register an offering of securities to the public when you do not have the legal authority to issue the securities.

Conversion Rate Adjustments, page 21

7. We note your response to prior comment 15. Please include the substantive portions of your response in your prospectus.

8. We have reviewed your response to our prior comment 16 and are unable to concur with your analysis that the reduction in the conversion price of the notes or of the exercise price of the warrants would not constitute a tender offer under the facts and circumstances you have described. We will not have further comment on this issue at this time, however, if you revise your current disclosure to also indicate that you will conduct any such reductions in the conversion price of the notes or the exercise price of the warrants in compliance with all applicable federal securities laws.

9. We note the revisions you have made in response to our prior comment 18. Your disclosure addressing the mechanics of the adjustments you may make in the conversion rate does not clarify the business purpose and effect of those adjustments. As such, we reissue the prior comment.

Notes, page 34

10. We note your response to prior comment 22 and the related revisions. However, from your disclosure on page 35 that "you intend to take the position," counsel`s opinion regarding the tax treatment is unclear. Please revise.

Selling Securityholders, page 40

11. We note your response to our prior comment number 25. With respect to each of the selling stockholders that is an affiliate of a broker-dealer, please revise your prospectus to state, if true, that such seller purchased the securities in the ordinary course of business, and at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Exhibits 5

12. We note your response to prior comment 29. We do not object to the statement in the exhibit regarding capacity. However, as to the other assumptions, it remains unclear how you have satisfied your obligation under Regulation S-K Item 601(b)(5) to provide an opinion on which investors can rely to determine whether the securities are binding obligations if your exhibit excludes factors that affect whether the obligations are binding.

13. Please expand your response to prior comment 30 to:
* identify with specificity each clause to which the exclusion applies,
* tell us why provisions in the registration rights agreement are relevant to the opinion required by Regulation S-K item 601(b)(5), and
* explain why clause (ii) is necessary given the exclusions in clause
(iii).

Also, please tell us about the limitations on rights of acceleration mentioned in clause (iii) and where you have disclosed those limitations in your prospectus.



* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Tim Buchmiller at (202) 551-3635 or me at
(202)
551-3617 with any questions regarding our comments.

	Sincerely,



	Russell Mancuso
	Branch Chief


cc:	Timothy S. Hearn, Esq. (via fax)
Michael D. Dale
ATS Medical, Inc.
June 1, 2006
Page 4